

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

<u>Via E-mail</u>
Sergey Solonin
Chief Executive Officer
QIWI plc
12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia Cyprus

  Re: **QIWI plc**
    Amendment No. 2 to
    Confidential Draft Registration Statement on Form S-1
    Submitted February 25, 2013
    CIK No. 0001561566

Dear Mr. Solonin:

  We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Risk Factors, page 14</u>

<u>"As a foreign private issuer whose ADSs are listed on Nasdaq . . . .", page 28</u>

1. As previously requested, please disclose *in this risk factor* that you intend to follow Cyprus corporate governance law or practice regarding the composition of your board of directors, which, unlike the applicable Nasdaq rule for domestic issuers, does not require that a majority of your directors be independent.

Sergey Solonin
QIWI plc
March 4, 2013
Page 2

Risk Factor Concerning Russian Taxation of Income from Sales of ADSs

2. Please add a risk factor that discusses the risk that, due to the uncertainty of Russian tax law and inconsistencies in its application, a non-Russian holder of ADSs could incur Russian tax on income earned from sale of your ADSs. Include in this risk factor the risk that, although holders of ADSs that are eligible for the benefits of the U.S.-Russia Double Tax Treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that less than 50 per cent of your fixed assets consist of immovable property situated in Russia (as defined in the treaty), because the determination of whether 50 per cent or more of your fixed assets consisting of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50 per cent or more of your assets. Further disclose that if 50 percent or more of your assets were determined by the Russian tax authorities to consist of immovable property situated in Russia, the benefits of the U.S.-Russia Double Tax Treaty may not be available to your ADS holders.

Certain Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs, page 153

3. As previously requested, please disclose that the ensuing summary discusses the material Russian tax *consequences*, and not just "considerations," regarding the purchase, ownership and disposition of the ADSs.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Alexander Karavaev
        QIWI plc

        Michael Zeidel
        Skadden, Arps, Slate, Meagher and Flom LLP